Summit Therapeutics plc
(‘Summit’, the ‘Company’ or the ‘Group’)

Summit Therapeutics Reports Financial Results for the Third Quarter and Nine Months Ended 31 October 2018 and Operational Progress

•	Continued Momentum in Building a Portfolio of Differentiated Antibiotics

Oxford, UK, and Cambridge, MA, US, 11 December 2018 - Summit Therapeutics plc (NASDAQ: SMMT, AIM: SUMM), a leader in new mechanism antibiotic innovation, today reports its financial results for the third quarter and nine months ended 31 October 2018 and provides an update on its operational progress.

“As we continue to build out our antibiotics portfolio, we are focusing on the development of differentiated new mechanism antibiotics which we have the potential to demonstrate clear advantages over current standards of care," said Mr Glyn Edwards, Chief Executive Officer of Summit. "The promise of two of our product candidates has been recognised through separate funding awards. Ridinilazole continues to garner support from the US government agency, BARDA, which committed a further $12M of the up to $62M award. We believe this Phase 3-ready precision antibiotic could significantly improve patient outcomes as a potential front-line treatment and reduce recurrences of C. difficile infection. We expect to initiate the Phase 3 clinical trials of ridinilazole in Q1 2019.

“We received non-dilutive funding from the public-private partnership CARB-X for SMT-571, our product candidate for the treatment of gonorrhoea. We selected SMT-571 as our clinical candidate in the third quarter of 2018 for its selectivity for and potency against N. gonorrhoeae, including multi-drug resistant strains. In addition, in the third quarter of 2018, we announced a programme targeting hospital-acquired infections caused by the ESKAPE pathogens. This programme further highlights the potential of our Discuva Platform to identify new mechanism antibiotics and to be a source for antibiotic innovation moving forward."

Programme Highlights

Ridinilazole for C. difficile Infection (‘CDI’)

•	Phase 3 clinical trials of ridinilazole are on-track to start in Q1 2019.

•
Design of the two global Phase 3 clinical trials presented at IDWeek conference. The trials will test for superiority of ridinilazole compared to the standard of care in the treatment of CDI. Endpoints include ridinilazole’s impact on reducing disease recurrence and in preserving the gut microbiome, as well as health economic outcomes measures that are intended to help support commercialisation efforts.

•
$12 million option exercised by BARDA in August 2018 under existing contract to support clinical and regulatory development of ridinilazole, bringing total committed BARDA non-dilutive funding to $44 million.

•	PLOS One publication highlighted microbiome-preserving activity of ridinilazole over standard of care in the CoDIFy Phase 2 clinical trial.

SMT-571 for Gonorrhoea

•
SMT-571 nominated to progress into IND-enabling studies for the treatment of gonorrhoea. Preclinical data presented at various conferences during the period highlighted SMT-571 as a selective and potent antibiotic with characteristics that could support its front-line use.

•	Up to $4.5 million of non-dilutive funding awarded by CARB-X in July 2018 to support the preclinical and Phase 1 clinical development of SMT-571.

ESKAPE Programme

•	Novel targets against ESKAPE pathogens identified using the Discuva Platform.

•	Discovery further highlights the power of Summit’s proprietary Discuva Platform as a potential source of new mechanism antibiotics to treat serious infectious diseases.

Operational Highlights

•	As previously announced, as part of the Company’s efforts to focus its activities on antibiotics development, Dr Barry Price and Professor Stephen Davies stepped down from the Board of Directors.

Financial Highlights

•
Loss for the three months ended 31 October 2018 of £8.1 million compared to a loss of £0.9 million for the three months ended 31 October 2017. Loss for the current quarter was impacted by a non-cash charge related to the acceleration of share-based payment expense resulting from the surrender of share option awards.

•	Cash and cash equivalents at 31 October 2018 of £13.0 million compared to £20.1 million at 31 January 2018.

About Summit Therapeutics
Summit Therapeutics is a leader in antibiotic innovation. Our new mechanism antibiotics are designed to become the new standards of care for the benefit of patients and create value for payors and healthcare providers. We are currently developing new mechanism antibiotics to treat infections caused by C. difficile, N. gonorrhoeae and ESKAPE pathogens and are using our proprietary Discuva Platform to expand our pipeline. For more information, visit www.summitplc.com and follow us on Twitter @summitplc.

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014 (MAR).

For more information:

Summit Glyn Edwards / Richard Pye (UK office) Erik Ostrowski / Michelle Avery (US office)	Tel: +44 (0)1235 443 951 +1 617 225 4455
Cairn Financial Advisers LLP (Nominated Adviser) Liam Murray / Tony Rawlinson	Tel: +44 (0)20 7213 0880
N+1 Singer (Joint Broker) Aubrey Powell / Jen Boorer, Corporate Finance Tom Salvesen, Corporate Broking	Tel: +44 (0)20 7496 3000
Bryan Garnier & Co Limited (Joint Broker) Phil Walker / Dominic Wilson	Tel: +44 (0)20 7332 2500
MSL Group (US) Jon Siegal	Tel: +1 781 684 6557 summit@mslgroup.com
Consilium Strategic Communications (UK) Mary-Jane Elliott / Sue Stuart / Jessica Hodgson / Lindsey Neville	Tel: +44 (0)20 3709 5700 summit@consilium-comms.com

Forward Looking Statements
Any statements in this press release about the Company’s future expectations, plans and prospects, including but not limited to, statements about the potential benefits and future operation of the BARDA or CARB-X contract, including any potential future payments thereunder, the clinical and preclinical development of the Company’s product candidates, the therapeutic potential of the Company’s product candidates, the potential of the Discuva Platform, the potential commercialisation of the Company’s product candidates, the sufficiency of the Company’s cash resources, the timing of initiation, completion and availability of data from clinical trials, the potential submission of applications for marketing approvals and other statements containing the words "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "target," "would," and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the ability of BARDA or CARB-X to terminate our contract for convenience at any time, the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from ongoing and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials or preclinical studies will be indicative of the results of later clinical trials, expectations for regulatory approvals, laws and regulations affecting government contracts, availability of funding sufficient for the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the "Risk Factors" section of filings that the Company makes with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F for the fiscal year ended 31 January 2018. Accordingly, readers should not place undue reliance on forward-looking statements or information. In addition, any forward-looking statements included in this press release represent the Company’s views only as of the date of this release and should not be relied upon as representing the Company’s views as of any subsequent date. The Company specifically disclaims any obligation to update any forward-looking statements included in this press release.

FINANCIAL REVIEW

Revenue

Revenue was £0.7 million for the three months ended 31 October 2018 compared to £2.6 million for the three months ended 31 October 2017. Revenue was £42.5 million for the nine months ended 31 October 2018 compared to £9.1 million for the nine months ended 31 October 2017.

Revenues in each of these periods relates primarily to the Group’s licence and collaboration agreement with Sarepta Therapeutics, Inc. (‘Sarepta’). The increase in revenues during the nine months ended 31 October 2018 was driven by the recognition of all remaining deferred revenue related to the Sarepta licence and collaboration agreement following the Group’s decision to discontinue development of ezutromid in June 2018. Revenue recognised during the nine months ended 31 October 2018 relating to the licence and collaboration agreement amounted to £41.9 million. This recognition of deferred revenues did not impact the Group's cash flows. Revenues recognised during the three months ended 31 October 2018 included £0.6 million of revenue relating to development cost share income from Sarepta, which the Group continues to receive.

The Group also recognised £0.1 million of revenue during the three months ended 31 October 2018 and £0.4 million of revenue during the nine months ended 31 October 2018 related to the receipt of a $2.5 million (£1.9 million) upfront payment in respect of the licence and commercialisation agreement signed with Eurofarma Laboratórios SA ('Eurofarma') in December 2017. During the nine months ended 31 October 2018, the Group also recognised £0.2 million of revenue pursuant to a research collaboration agreement between the Group’s subsidiary Discuva Limited and F. Hoffmann - La Roche Limited (‘Roche’). On 21 February 2018, the research services period under the Roche agreement ended.

Other Operating Income

Other operating income was £2.8 million for the three months ended 31 October 2018 and £9.0 million for the nine months ended 31 October 2018, as compared to £1.6 million for both the three and nine months ended 31 October 2017. These increases resulted primarily from the recognition of operating income from Summit’s funding contract with BARDA for the development of ridinilazole, which was £2.2 million during the three months ended 31 October 2018 and £7.5 million during the nine months ended 31 October 2018.

The Group also recognised operating income of £0.4 million during the three months ended 31 October 2018 and £0.7 million during the nine months ended 31 October 2018 related to the Group's CARB-X and Innovate UK awards, and £0.2 million during the three and nine months ended 31 October 2018 in respect of UK Research and Development Expenditure Credits.

During the nine months ended 31 October 2018, the Group recognised £0.5 million of operating income resulting from the release of the Group's financial liabilities on funding arrangements relating to Duchenne muscular dystrophy ('DMD')-related US not for profit organisations because of the Group's decision to discontinue the development of ezutromid.

Operating Expenses

Research and Development Expenses
Research and development expenses increased by £0.8 million to £8.2 million for the three months ended 31 October 2018 from £7.4 million for the three months ended 31 October 2017. Research and development expenses increased by £10.5 million to £29.6 million for the nine months ended 31 October 2018 from £19.1 million for the nine months ended 31 October 2017. These increases reflected increased expenditure related to the Group's CDI programme, antibiotic pipeline development activities, and research and development related staffing and facilities costs, offset by decreased expenditure related to the discontinued DMD programme.

Expenses related to the CDI programme increased by £9.4 million to £12.7 million for the nine months ended 31 October 2018 from £3.3 million for the nine months ended 31 October 2017. This increase primarily related to clinical trial preparatory activities and manufacturing activities related to the planned Phase 3 clinical trials of ridinilazole. Investment in the Group's antibiotic pipeline development activities was £1.1 million for the nine months ended 31 October 2018 compared to £nil for the nine months ended 31 October 2017.

Expenses related to the DMD programme decreased by £2.1 million to £8.6 million for the nine months ended 31 October 2018 from £10.7 million for the nine months ended 31 October 2017. This was driven by a decrease in clinical and manufacturing costs associated with ezutromid following its development being discontinued in June 2018, as well as a reduction in future generation utrophin modulation programme research activities.

Other research and development expenses increased by £2.1 million to £7.2 million during the nine months ended 31 October 2018 as compared to £5.1 million during the nine months ended 31 October 2017, which was driven by an increase in staff costs related to the CDI and antibiotic development teams and a non-cash charge related to the acceleration of share-based payment expense resulting from the surrender of share option awards. See Note 5 'Share option scheme and Restricted Stock Units' for further details on the surrendered share option awards.

General and Administration Expenses
General and administration expenses increased by £2.7 million to £4.7 million for the three months ended 31 October 2018 from £2.0 million for the three months ended 31 October 2017. General and administration expenses increased by £2.4 million to £9.3 million for the nine months ended 31 October 2018 from £6.9 million for the nine months ended 31 October 2017. These increases were driven by a non-cash charge for the acceleration of share-based payment expense resulting from the surrender of share option awards, a loss on recognition of contingent consideration payable relating to the acquisition of Discuva Limited and increases in staff related costs and legal and professional fees, offset by a net positive movement in exchange rate variances and decreases in overhead and facility related costs. See Note 5 'Share option scheme and Restricted Stock Units' for further details on the surrendered share option awards and Note 2 'Contingent consideration' for further details on the loss recognised on recognition of contingent consideration payable.

Impairment of Goodwill and Intangible Assets
As mentioned above, the results of the Phase 2 clinical trial of ezutromid in June 2018 led to the Group discontinuing development of ezutromid. As a result, the Group recognised an impairment charge during the nine months ended 31 October 2018 of £4.0 million relating to the intangible asset and goodwill associated with the acquisition of MuOx Limited.

Finance Income

Finance income was £nil for the three months ended 31 October 2018 and £2.8 million for the nine months ended 31 October 2018. This related primarily to the re-measurement of the Group’s financial liabilities on funding arrangements relating to DMD-related US not for profit organisations following the result of the Phase 2 clinical trial of ezutromid in June 2018. Finance income was £3.1 million for both the three and nine months ended 31 October 2017. This related primarily to the derecognition of the Group's financial liabilities on funding arrangements relating to the Wellcome Trust as part of the Group and the Wellcome Trust entering into an equity and revenue sharing agreement in October 2017.

Finance Costs

Finance costs recognised during the three and nine months ended 31 October 2018 relate to the unwinding of the discount associated with financial liabilities on funding arrangements and provisions. Finance costs were £0.1 million for the three months ended 31 October 2018 compared to £0.2 million for the three months ended 31 October 2017. Finance costs were £0.4 million for the nine months ended 31 October 2018 compared to £0.7 million for the nine months ended 31 October 2017. These decreases relate to a reduction in the unwinding of the discount following the re-measurement of the financial liabilities on funding arrangements to £nil in June 2018.

Taxation

The income tax credit for the three months ended 31 October 2018 was £1.3 million as compared to £1.5 million for the three months ended 31 October 2017. The income tax credit for the nine months ended 31 October 2018 was £1.7 million as compared to £4.0 million for the nine months ended 31 October 2017. These changes in income tax credit were driven by a reduction in the Group's current year accrued UK research and development tax credit, as it is not certain that there will be sufficient losses to surrender to be eligible to receive a full research and development tax credit due to the revenues recognised relating to the Sarepta licence and collaboration agreement. This movement was offset by the release of deferred tax liabilities associated with the impairment of goodwill and amortisation of intangible assets.

The Group's net corporation tax receivable includes research and development tax credits receivable on qualifying expenditure in respect of previous financial years. The Group estimates that it will receive these research and development tax credit payments in the next quarter.

Profit / (Losses)

Loss before income tax was £9.4 million for the three months ended 31 October 2018 compared to a loss before income tax of £2.3 million for the three months ended 31 October 2017. Profit before income tax was £11.0 million for the nine months ended 31 October 2018 compared to a loss before income tax of £12.9 million for the nine months ended 31 October 2017. The profit recorded for the nine months ended 31 October 2018 was primarily due to the recognition of all remaining deferred revenue related to the Sarepta agreement following the Group's decision to discontinue the development of ezutromid in June 2018. This recognition of deferred revenues did not impact the Group's cash flows.

Loss for the three months ended 31 October 2018 was £8.1 million with a basic loss per share of 10 pence compared to a loss of £0.9 million for the three months ended 31 October 2017 with a basic loss per share of 1 pence. Profit for the nine months ended 31 October 2018 was £12.7 million with a basic earnings per share of 16 pence compared to a loss of £8.9 million for the nine months ended 31 October 2017 with a basic loss per share of 14 pence.

Cash Flows

The Group had a net cash outflow of £8.2 million for the nine months ended 31 October 2018 compared to a net cash inflow of £4.6 million for the nine months ended 31 October 2017.

Operating Activities
For the nine months ended 31 October 2018, net cash used in operating activities was £22.4 million compared to net cash used in operating activities of £8.9 million for the nine months ended 31 October 2017. This negative movement of £13.5 million was primarily driven by an increase in operating costs of £13.1 million and a net reduction in cash received from licensing agreements and funding arrangements of £0.8 million, offset by a positive movement in taxation cash flows of £0.4 million.

Investing Activities
Net cash used in investing activities for the nine months ended 31 October 2018 was £0.1 million compared to £0.4 million for the nine months ended 31 October 2017. This represents amounts paid to acquire property, plant and equipment and intangible assets, net of bank interest received on cash deposits.

Financing Activities
Net cash generated from financing activities for the nine months ended 31 October 2018 of £14.2 million includes £14.1 million of proceeds, net of transaction costs, received following the Group’s equity placing on the AIM market of the London Stock Exchange in March 2018, and £0.1 million received following the exercise of Restricted Stock Units and share options. Net cash generated from financing activities for the nine months ended 31 October 2017 included £13.5 million of proceeds, net of transaction costs, received following the Company’s underwritten public equity offering in September 2017, and £0.4 million received following the exercise of warrants and share options.

Financial Position and Cash Runway Guidance

As at 31 October 2018, total cash and cash equivalents held were £13.0 million (31 January 2018: £20.1 million).

The Group believes that its existing cash and cash equivalents, anticipated payments from BARDA under its contract for the development of ridinilazole, the cost-sharing arrangement under its licence and collaboration agreement with Sarepta, and anticipated payments from CARB-X under its contract for the development of its gonorrhoea antibiotic candidate, will be sufficient to enable the Group to fund its operating expenses and capital expenditure requirements through 30 September 2019.

Glyn Edwards	Erik Ostrowski
Chief Executive Officer	Chief Financial Officer

11 December 2018

FINANCIAL STATEMENTS

Condensed Consolidated Statement of Comprehensive Income (unaudited)
For the three months ended 31 October 2018

		Three months ended 31 October 2018	Three months ended 31 October 2018	Three months ended 31 October 2017
				(Adjusted*)
	Note	$000s	£000s	£000s

Revenue		863	675	2,634

Other operating income		3,610	2,825	1,574

Operating expenses
Research and development	5	(10,474)	(8,196)	(7,425)
General and administration	2,5	(5,952)	(4,658)	(1,981)
Total operating expenses		(16,426)	(12,854)	(9,406)
Operating loss		(11,953)	(9,354)	(5,198)

Finance income		—	—	3,085
Finance costs		(63)	(49)	(225)
Loss before income tax		(12,016)	(9,403)	(2,338)

Income tax		1,629	1,275	1,473
Loss for the period		(10,387)	(8,128)	(865)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		8	6	3
Total comprehensive loss for the period		(10,379)	(8,122)	(862)

Basic and diluted loss per ordinary share from operations	3	(13) cents	(10) pence	(1) pence

* See Note 1 - ‘Basis of Accounting - Adoption of IFRS 15 Revenue from contracts with customers’

Condensed Consolidated Statement of Comprehensive Income (unaudited)
For the nine months ended 31 October 2018

		Nine months ended 31 October 2018	Nine months ended 31 October 2018	Nine months ended 31 October 2017
				(Adjusted*)
	Note	$000s	£000s	£000s

Revenue		54,320	42,507	9,112

Other operating income		11,474	8,979	1,574

Operating expenses
Research and development	5	(37,869)	(29,634)	(19,068)
General and administration	2,5	(11,909)	(9,319)	(6,903)
Impairment of goodwill and intangible assets		(5,094)	(3,986)	—
Total operating expenses		(54,872)	(42,939)	(25,971)
Operating profit / (loss)		10,922	8,547	(15,285)

Finance income		3,560	2,786	3,087
Finance costs		(482)	(377)	(668)
Profit / (loss) before income tax		14,000	10,956	(12,866)

Income tax		2,211	1,730	3,959
Profit / (loss) for the period		16,211	12,686	(8,907)

Other comprehensive income / (losses)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		32	25	(5)
Total comprehensive income / (loss) for the period		16,243	12,711	(8,912)

Basic earnings / (loss) per ordinary share from operations	3	20 cents	16 pence	(14) pence
Diluted earnings / (loss) per ordinary share from operations	3	20 cents	16 pence	(14) pence

* See Note 1 - ‘Basis of Accounting - Adoption of IFRS 15 Revenue from contracts with customers’

Condensed Consolidated Statement of Financial Position (unaudited)
As at 31 October 2018

		31 October 2018	31 October 2018	31 January 2018
				(Adjusted*)
	Note	$000s	£000s	£000s
ASSETS
Non-current assets
Goodwill		2,318	1,814	2,478
Intangible assets		13,835	10,826	14,785
Property, plant and equipment		805	630	809
		16,958	13,270	18,072
Current assets
Prepayments and other receivables		16,378	12,816	11,134
Current tax receivable		7,281	5,698	4,654
Cash and cash equivalents		16,669	13,044	20,102
		40,328	31,558	35,890
Total assets		57,286	44,828	53,962

LIABILITIES
Non-current liabilities
Deferred revenue		(1,222)	(956)	(27,270)
Financial liabilities on funding arrangements		—	—	(3,090)
Provisions for other liabilities and charges		(2,281)	(1,785)	(1,641)
Deferred tax liability		(2,180)	(1,706)	(2,379)
		(5,683)	(4,447)	(34,380)
Current liabilities
Trade and other payables		(6,788)	(5,312)	(8,932)
Deferred revenue		(7,891)	(6,175)	(13,834)
Contingent consideration	2	(1,099)	(860)	—
		(15,778)	(12,347)	(22,766)
Total liabilities		(21,461)	(16,794)	(57,146)
Net assets / (liabilities)		35,825	28,034	(3,184)

EQUITY
Share capital		1,052	823	736
Share premium account		95,068	74,394	60,237
Share-based payment reserve	5	14,065	11,006	6,743
Merger reserve		3,868	3,027	3,027
Special reserve		25,549	19,993	19,993
Currency translation reserve		79	62	37
Accumulated losses reserve		(103,856)	(81,271)	(93,957)
Total equity / (deficit)		35,825	28,034	(3,184)

* See Note 1 - ‘Basis of Accounting - Adoption of IFRS 15 Revenue from contracts with customers’

Condensed Consolidated Statement of Cash flows (unaudited)
For the nine months ended 31 October 2018

	Nine months ended 31 October 2018	Nine months ended 31 October 2018	Nine months ended 31 October 2017
			(Adjusted*)
	$000s	£000s	£000s
Cash flows from operating activities
Profit / (loss) before income tax	14,000	10,956	(12,866)
	14,000	10,956	(12,866)
Adjusted for:
Gain on re-measurement or derecognition of financial liabilities on funding arrangements	(689)	(539)	(908)
Loss on recognition of contingent consideration payable	1,099	860	—
Finance income	(3,560)	(2,786)	(3,087)
Finance costs	482	377	668
Foreign exchange (gain) / loss	(1,349)	(1,056)	870
Depreciation	298	233	93
Amortisation of intangible fixed assets	795	622	6
Loss on disposal of assets	30	24	42
Movement in provisions	—	—	(85)
Research and development expenditure credit	(199)	(156)	—
Impairment of goodwill and intangible assets	5,094	3,986	—
Share-based payment	5,448	4,263	1,309
Adjusted profit / (loss) from operations before changes in working capital	21,449	16,784	(13,958)

Increase in prepayments and other receivables	(2,123)	(1,661)	(2,788)
(Decrease) / increase in deferred revenue	(43,414)	(33,973)	8,111
Decrease in trade and other payables	(4,726)	(3,698)	(82)
Cash used in operations	(28,814)	(22,548)	(8,717)
Taxation received / (paid)	220	172	(179)
Net cash used in operating activities	(28,594)	(22,376)	(8,896)

Investing activities
Purchase of property, plant and equipment	(72)	(56)	(399)
Purchase of intangible assets	(6)	(5)	—
Interest received	4	3	3
Net cash used in investing activities	(74)	(58)	(396)

Financing activities
Proceeds from issue of share capital	19,168	15,000	14,931
Transaction costs on share capital issued	(1,096)	(858)	(1,428)
Proceeds from exercise of warrants	—	—	10
Proceeds from exercise of share options	130	102	392
Net cash generated from financing activities	18,202	14,244	13,905

(Decrease) / increase in cash and cash equivalents	(10,466)	(8,190)	4,613
Effect of exchange rates in cash and cash equivalents	1,447	1,132	(863)
Cash and cash equivalents at beginning of the period	25,688	20,102	28,062
Cash and cash equivalents at end of the period	16,669	13,044	31,812
* See Note 1 - ‘Basis of Accounting - Adoption of IFRS 15 Revenue from contracts with customers’

Condensed Consolidated Statement of Changes in Equity (unaudited)

Nine months ended 31 October 2018

Group	Share capital £000s	Share premium account £000s	Share-based payment reserve £000s	Merger reserve £000s	Special reserve £000s	Currency translation reserve £000s	Accumulated losses reserve £000s	Total £000s
At 1 February 2018 (as previously reported)	736	60,237	6,743	3,027	19,993	37	(80,898)	9,875
Change in accounting policy (full retrospective application IFRS 15)	—	—	—	—	—	—	(13,059)	(13,059)
At 1 February 2018 (Adjusted*)	736	60,237	6,743	3,027	19,993	37	(93,957)	(3,184)
Profit for the period	—	—	—	—	—	—	12,686	12,686
Currency translation adjustment	—	—	—	—	—	25	—	25
Total comprehensive profit for the period	—	—	—	—	—	25	12,686	12,711
New share capital issued	83	14,917	—	—	—	—	—	15,000
Transaction costs on share capital issued	—	(858)	—	—	—	—	—	(858)
Share options exercised	4	98	—	—	—	—	—	102
Share-based payment	—	—	4,263	—	—	—	—	4,263
At 31 October 2018	823	74,394	11,006	3,027	19,993	62	(81,271)	28,034
Year ended 31 January 2018

Group	Share capital £000s	Share premium account £000s	Share-based payment reserve £000s	Merger reserve £000s	Special reserve £000s	Currency translation reserve £000s	Accumulated losses reserve £000s	Total £000s
At 1 February 2017	618	46,420	5,136	(1,943)	19,993	50	(73,767)	(3,493)
Loss for the year	—	—	—	—	—	—	(7,131)	(7,131)
Currency translation adjustment	—	—	—	—	—	(13)	—	(13)
Total comprehensive loss for the year	—	—	—	—	—	(13)	(7,131)	(7,144)
New share capital issued	84	14,847	—	—	—	—	—	14,931
Transaction costs on share capital issued	—	(1,428)	—	—	—	—	—	(1,428)
Issue of ordinary shares as consideration for a business combination	30	—	—	4,970	—	—	—	5,000
New share capital issued from exercise of warrants	1	9	—	—	—	—	—	10
Share options exercised	3	389	—	—	—	—	—	392
Share-based payment	—	—	1,607	—	—	—	—	1,607
At 31 January 2018	736	60,237	6,743	3,027	19,993	37	(80,898)	9,875
Nine months ended 31 October 2017

Group	Share capital £000s	Share premium account £000s	Share-based payment reserve £000s	Merger reserve £000s	Special reserve £000s	Currency translation reserve £000s	Accumulated losses reserve £000s	Total £000s
At 1 February 2017	618	46,420	5,136	(1,943)	19,993	50	(73,767)	(3,493)
Loss for the period (Adjusted*)	—	—	—	—	—	—	(8,907)	(8,907)
Currency translation adjustment	—	—	—	—	—	(5)	—	(5)
Total comprehensive loss for the period (Adjusted*)	—	—	—	—	—	(5)	(8,907)	(8,912)
New share capital issued	84	14,847	—	—	—	—	—	14,931
Transaction costs on share capital issued	—	(1,428)	—	—	—	—	—	(1,428)
New share capital issued from exercise of warrants	1	9	—	—	—	—	—	10
Share options exercised	3	389	—	—	—	—	—	392
Share-based payment	—	—	1,309	—	—	—	—	1,309
At 31 October 2017 (Adjusted*)	706	60,237	6,445	(1,943)	19,993	45	(82,674)	2,809
* See Note 1 - ‘Basis of Accounting - Adoption of IFRS 15 Revenue from contracts with customers’
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

NOTES TO THE FINANCIAL INFORMATION
For the three and nine months ended 31 October 2018

1. Basis of Accounting
The unaudited condensed consolidated interim financial statements of Summit Therapeutics plc ('Summit') and its subsidiaries (together, the ‘Group’) for the three and nine months ended 31 October 2018 have been prepared in accordance with International Financial Reporting Standards ('IFRS') and International Financial Reporting Interpretations Committee (‘IFRIC’) interpretations as issued by the International Accounting Standards Board and with those parts of the Companies Act 2006 applicable to companies reporting under IFRS including those applicable to accounting periods ending 31 January 2019 and the accounting policies set out in Summit’s consolidated financial statements. There have been no changes to the accounting policies as contained in the annual consolidated financial statements as of and for the year ended 31 January 2018 other than as described below. During the nine months ended 31 October 2018, the Group re-assessed the allocation of some staff related expenses, totalling £0.7 million, previously reported as General and administration expenses in the prior two quarters of the current financial year and now present these as Research and development expenses. These condensed consolidated interim financial statements do not include all the statements required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Group as at 31 January 2018.
Whilst the financial information included in this announcement has been prepared in accordance with IFRS and IFRIC interpretations as issued by the International Accounting Standards Board and with those parts of the Companies Act 2006 applicable to companies reporting under IFRS, this announcement does not itself contain sufficient information to comply with IFRSs.
The unaudited condensed consolidated interim financial statements have been prepared assuming the Group will continue on a going concern basis and under the historical cost convention. Based on management's forecasts, the Group's existing cash and cash equivalents, anticipated payments from BARDA under its contract for the development of ridinilazole, the cost-sharing arrangement under its licence and collaboration agreement with Sarepta, and anticipated payments from CARB-X under its contract for the development of its gonorrhoea antibiotic candidate, are expected to be sufficient to enable the Group to fund its operating expenses and capital expenditure requirements through 30 September 2019. Following this, the Group needs to raise additional funding in the future in order to support research and development efforts, potential commercialisation related activities, if any of its product candidates receive marketing approval, as well as to support activities associated with operating as a public company in both the United States and the United Kingdom.
The Group is evaluating various options to finance its cash needs, through a combination of some, or all, of the following: equity offerings, collaborations, strategic alliances, grants and clinical trial support from government entities, philanthropic, non-government and not-for-profit organisations and patient advocacy groups, debt financings, and marketing, distribution or licensing arrangements. Whilst the Group believes that funds would be available in this manner before the end of September 2019, there can be no assurance that the Group will be able to generate funds in this manner, on terms acceptable to the Group, on a timely basis or at all, which would impact the Group’s ability to continue as a going concern. The failure of the Group to obtain sufficient funds on acceptable terms when needed could have a material adverse effect on the Group’s business, results of operations and financial condition. These circumstances represent a material uncertainty which may cast and raise substantial doubt on the Group’s ability to continue as a going concern. The interim financial statements do not contain any adjustments that might result from the outcome of this uncertainty.
The financial information for the three and nine month periods ended 31 October 2018 and 2017 are unaudited.
Solely for the convenience of the reader, unless otherwise indicated, all pound sterling amounts stated in the Consolidated Statement of Financial Position as at 31 October 2018 and the Consolidated Statement of Comprehensive Income and Consolidated Statement of Cash Flows for the nine months ended 31 October 2018 have been translated into US dollars at the rate on 31 October 2018 of $1.2779 to £1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into US dollars at that or any other exchange rate as at that or any other date.
The Board of Directors of the Company approved this statement on 11 December 2018.

Adoption of IFRS 15 Revenue from contracts with customers

IFRS 15 establishes comprehensive guidelines for determining when to recognise revenue and how much revenue to recognise. The Group adopted this new standard effective 1 February 2018 as required, using the full retrospective transition method in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

The core principle in that framework is that a company should recognise revenue to depict the transfer of control of promised goods or services to the customer in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. To determine revenue recognition for arrangements that a company determines are within the scope of IFRS 15, a company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognise revenue when (or as) the company satisfies a performance obligation.
The Group assessed the effect of adoption of this standard as it relates to the licence and collaboration agreement with Sarepta and the licence and commercialisation agreement with Eurofarma.
The licence and collaboration agreement with Sarepta and the licence and commercialisation agreement with Eurofarma grant the rights in specific territories to commercialise products in the Group’s utrophin modulator pipeline and ridinilazole, respectively, as well as the provision of the associated research and development activities. Such activities result in a service that is the output of the Group’s ordinary activities. The Group assessed that the revenues from these agreements are in the scope of IFRS 15.
For both of these agreements, the Group assessed that the licence to commercialise the Group’s intellectual property is not distinct in the context of the contract and that there is a transformational relationship between the licence and the research and development activities delivered as they are highly interrelated elements of the contract. The Group therefore determined that there is one single performance obligation under IFRS 15 in relation to the licence granted and the research and development activities, which is the transfer of a licence for which the associated research and development activities are completed over time. The transaction price of these agreements includes upfront payments, development and regulatory milestone payments, development cost share income, sales milestones and sales-based royalties. Milestone payments are included in the transaction price only when it becomes highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur. The relevant transaction price elements are allocated to the performance obligation identified being the transfer of a licence for which the associated research and development activities are completed over time. The revenues are recognised over the development period using an output method based on time elapsed, reflecting both the increase in value of the licence and the progression of the research and development activities over the development period towards potential commercialisation of the product. Sales milestones and sales-based royalties are not included in the Group’s revenues when the associated clinical programme is still in development. The predominant element of the performance obligation that the sales milestones and sales-based royalties relate to is the licence granted and hence the revenues are recognised when the related sales occur.

The licence and collaboration agreement with Sarepta also has a number of further performance obligations, including research and clinical development activities relating to the future generation small molecule utrophin modulators and the licence granted to commercialise in Latin America, which is at the option of Sarepta. The development, regulatory and sales milestone payments allocated to the future generation candidate activities and Latin America licence granted are contingent on future activities, and, as a result, would only be included in the transaction price and accounted for as revenue when it would be highly probable that a significant reversal in the amount of cumulative revenue recognised would not occur. The relevant sales-based royalties would be recognised when the related sales occur, as the licence granted is the predominant element of the performance obligation. The development cost share income allocated to clinical trial wind-down activities, which is also a separate performance obligation within the Sarepta agreement, are recognised using an input method based on costs incurred.

Due to the adoption of IFRS 15, the $22.0 million (£17.2 million) development milestone payment the Group received in May 2017 as part of the licence and collaboration agreement with Sarepta, which had previously been recognised in full under IAS 18 during the Group's fiscal year ended 31 January 2018, was recognised as revenue over the development period. Similarly, development cost share income from Sarepta which commenced in January 2018 under the agreement was recognised over the development period. As a result of this change, £13.1 million of income related to the licence and collaboration agreement with Sarepta previously recognised as revenue during the year ended 31 January 2018 was classified as deferred revenue in the opening Statement of Financial Position as at 1 February 2018. This adjustment consisted of (i) £12.4 million related to the development milestone payment; and (ii) £0.7 million related to development cost share income related to Sarepta’s share of research and development costs incurred in January 2018 (the first month that the cost share component of the agreement was in effect).

In June 2018, the Group announced the discontinuation of the development of ezutromid after its Phase 2 clinical trial, PhaseOut DMD, did not meet its primary or secondary endpoints. As a result, the Group updated the development period over which the Sarepta revenues allocated to the licence and the research and development activities performance obligation were recognised, and the development period was deemed to have concluded in June 2018 in line with when development of ezutromid was discontinued. This resulted in all revenues relating to the Sarepta licence and collaboration agreement that were previously deferred in the Statement of Financial Position being released in full during the three months ended 31 July 2018. The Group continues to receive cost share income from Sarepta, at 45% of eligible costs, including for wind-down activities for the ezutromid clinical trial. This cost share income is recognised as revenue when such costs are incurred.

The Group’s assessment resulted in there being no difference in the accounting treatment of the licence and commercialisation agreement with Eurofarma under IAS 18 and IFRS 15. Revenues recognised relating to the agreement during the year ended 31 January 2018 under IAS 18 related only to the upfront payment, which was initially reported as deferred revenue in the Statement of Financial Position and is being recognised as revenue over the development period. This is consistent with the accounting treatment under IFRS 15.

This change in accounting policy has been reflected retrospectively in the comparative Statement of Financial Position for the year ended 31 January 2018, the comparative Statement of Comprehensive Income for the three and nine months ended 31 October 2017, and the comparative Statement of Cash Flows and Statement of Changes in Equity for the nine months ended 31 October 2017. The opening Statement of Financial Position as at 1 February 2017 is in line with comparative amounts disclosed in the financial statements for the year ended 31 January 2017, as there was no impact of this change in accounting policy on the Statement of Financial Position as at 31 January 2017.

The impact of this change in accounting policy on the comparatives to the unaudited condensed consolidated interim financial statements was an increase in non-current and current deferred revenue, an increase in accumulated losses reserve, a reduction in revenue historically recognised, and a presentational change to the Statement of Cash Flows. The increase in non-current and current deferred revenue for the year ended 31 January 2018 and reduction in revenue recognised during the nine months ended 31 October 2017, relate to the difference between the accounting treatment of the Sarepta development milestone payment and development cost share income under IAS 18 and IFRS 15, as described above, which is recognised as revenue over the remainder of the determined development period.

Impact on Unaudited Condensed Consolidated	Original Year ended 31 January 2018	Adjusted Year ended 31 January 2018	Impact
Statement of Financial Position	£000s	£000s	£000s
Non-current liabilities
Deferred revenue	(18,033)	(27,270)	(9,237)
Current liabilities
Deferred revenue	(10,012)	(13,834)	(3,822)
Equity
Accumulated losses reserve	(80,898)	(93,957)	(13,059)

Impact on Unaudited Condensed Consolidated	Original Three months ended 31 October 2017	Adjusted Three months ended 31 October 2017	Impact
Statement of Comprehensive Income	£000s	£000s	£000s
Revenue	1,727	2,634	907
Loss for the period	(1,772)	(865)	907

Impact on Unaudited Condensed Consolidated	Original Nine months ended 31 October 2017	Adjusted Nine months ended 31 October 2017	Impact
Statement of Comprehensive Income	£000s	£000s	£000s
Revenue	22,407	9,112	(13,295)
Profit / (loss) for the period	4,388	(8,907)	(13,295)

Impact on Unaudited Condensed Consolidated	Original Nine months ended 31 October 2017	Adjusted Nine months ended 31 October 2017	Impact
Statement of Cash Flows	£000s	£000s	£000s
Profit / (loss) before income tax	429	(12,866)	(13,295)
Adjusted for:
(Decrease) / increase in deferred revenue	(5,184)	8,111	13,295
Impact on net cash generated from operating activities	(4,755)	(4,755)	—

The Group will continue to monitor interpretations released by the IFRS Interpretations Committee and amendments to IFRS 15 and, as appropriate, will adopt these from the effective dates.

2. Contingent consideration

During the three months ended 31 October 2018, the Group re-assessed the contingent consideration in line with the anticipated settlement of consideration liabilities relating to the acquisition of Discuva Limited ('Discuva') in December 2017. The Group has estimated the expected additional cash outflows to be £0.9 million, which is based on the terms of the share purchase agreement. These amounts are included in the General and administration expenses line of the Unaudited Condensed Consolidated Interim Statement of Comprehensive Income. The additional expected payment is primarily due to research and development tax credits received and receivable by Discuva in respect of financial years prior to the Group's acquisition, of which the sellers are due a specified portion of these amounts.

3. Earnings / (Loss) per Share Calculation

The calculation of earnings / (loss) per share is based on the following data:

	Three months ended 31 October 2018	Three months ended 31 October 2017	Nine months ended 31 October 2018	Nine months ended 31 October 2017
		(Adjusted*)		(Adjusted*)
	000s	000s	000s	000s
(Loss) / profit for the period	(£8,128)	(£865)	£12,686	(£8,907)

Weighted average number of ordinary shares for basic (loss) / earnings per share	82,144	65,994	80,282	63,270
Effect of dilutive potential ordinary shares (share options and warrants)	—	—	527	—
Weighted average number of ordinary shares for diluted earnings per share	82,144	65,994	80,809	63,270

Basic (loss) / earnings per ordinary share from operations £	(0.10)	(0.01)	0.16	(0.14)
Diluted earnings per ordinary share from operations £	(0.10)	(0.01)	0.16	(0.14)

Basic (loss) / earnings per ordinary share has been calculated by dividing the (loss) / profit for the three and nine months ended 31 October 2018 by the weighted average number of shares in issue during the three and nine months ended 31 October 2018. Diluted earnings per ordinary share has been calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all potentially dilutive ordinary shares. Potentially dilutive ordinary shares represents the number of shares that could have been acquired at fair value based on the monetary value of the subscription rights attached to share options in-the-money compared with the number of shares that would have been issued assuming the exercise of share options in-the-money.

IAS 33 ‘Earnings per Share’ requires the presentation of diluted earnings per share where a company could be called upon to issue shares that would decrease net profit or loss per share. As the Group reported net losses for the three months ended 31 October 2018 and for the three and nine months ended 31 October 2017, the weighted average number of ordinary shares outstanding used to calculate the diluted (loss) / earnings per ordinary share is the same as that used to calculate the basic (loss) / earnings per ordinary share, as the exercise of share options would have the effect of reducing loss per ordinary share which is not dilutive.

4. Issue of Share Capital

On 29 March 2018, the Group completed an equity placing on the AIM market of the London Stock Exchange, issuing 8,333,333 new ordinary shares at a price of 180 pence per share. Total gross proceeds of £15.0 million were raised and directly attributable transaction costs of £0.9 million were incurred and accounted for as a deduction from equity.

During the nine months ended 31 October 2018, the following exercises of share options and Restricted Stock Units ('RSUs') took place:

Date	Number of options exercised
16 March 2018	4,216
18 April 2018	38,850
23 April 2018	48,981
18 July 2018	136,991
24 October 2018	138,886
367,924

The total net proceeds from exercised share options and RSUs during the nine months ended 31 October 2018 was £0.1 million.

All new ordinary shares rank pari passu with existing ordinary shares.

As of 31 October 2018, the number of ordinary shares in issue was 82,264,881.

5. Share option scheme and Restricted Stock Units

During the three and nine months ended 31 October 2018, the executive director, key management and UK-based employees voluntarily surrendered options to subscribe for a total of 6,909,018 ordinary shares.

The share-based payment expense for the three months ended 31 October 2018 was £3.1 million (three months ended 31 October 2017: £0.5 million) and for the nine months ended 31 October 2018 was £4.3 million (nine months ended 31 October 2017: £1.3 million). These increases are primarily due to the surrender of share options, resulting in an accelerated share-based payment expense of the remaining fair value of those awards. The share-based payment expense has been allocated to the Research and development and General and administration expenses lines of the Unaudited Condensed Consolidated Interim Statement of Comprehensive Income as follows:

	Three months ended 31 October 2018	Three months ended 31 October 2017	Nine months ended 31 October 2018	Nine months ended 31 October 2017
	£000s	£000s	£000s	£000s
Research and development	638	121	916	224
General and administration	2,462	381	3,347	1,085
	3,100	502	4,263	1,309

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